Exhibit 1

North American Palladium Ltd.

North American Palladium Ltd.

Management’s Discussion and Analysis

INTRODUCTION

Unless the context suggests otherwise, references to “NAP” or the “Company” or similar terms refer to North American Palladium Ltd. and its subsidiaries. “LDI” refers to Lac des Iles Mines Ltd. and “NAP Quebec” refers to its previously held subsidiary, NAP Quebec Mines Ltd.

The following is management’s discussion and analysis of the financial condition and results of operations (“MD&A”) to enable readers of the Company’s condensed interim consolidated financial statements and related notes to assess material changes in financial condition and results of operations for the three and six months ended June 30, 2014, compared to those of the respective periods in the prior year. This MD&A has been prepared as of July 29, 2014 and is intended to supplement and complement the condensed interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2014 (collectively, the “Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. Readers are encouraged to review the Financial Statements in conjunction with their review of this MD&A, the Company’s MD&A for the year ended December 31, 2013, and the most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.

All amounts are in Canadian dollars unless otherwise noted and all references to production ounces refer to payable production.

FORWARD-LOOKING INFORMATION

Certain information contained in this MD&A constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘expect’, ‘believe’, ‘anticipate’, ‘contemplate’, ‘target’, ‘may’, ‘will’, ‘could’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements included in this MD&A include, without limitation: information as to our strategy, plans or future financial or operating performance, such as the ramp-up of the Company’s mine, project timelines, production plans, projected cash flows or expenditures, operating cost estimates, mining methods, expected mining rates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk the Company may not be able to continue as a going concern, the possibility that the Company may not be able to obtain sufficient financing, that the Company may not be able to generate sufficient cash to service all its indebtedness and may be forced to take other actions to satisfy its obligations, events of default on its indebtedness, hedging could expose it to losses, competition, the possibility title to its mineral properties will be challenged, dependency on third parties for smelting and refining, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with development, exploration, mining and processing including risks related to tailings capacity and ground conditions, the mine transition from mining via ramp to mining via shaft, environmental hazards, uncertainty of mineral reserves and resources, the possibility that the mine may not perform as planned, changes in legislation, regulations or political and economic developments in Canada and abroad, risks related to employee relations and to the availability of skilled labour, litigation and the risks associated with obtaining necessary licenses and permits. For more details on these and other risk factors see the Company’s most recent Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this MD&A, which may prove to be incorrect, include, but are

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing projects including the mine ramp-up, that prices for key mining and construction supplies, including labour costs, will remain consistent with the Company’s expectations, and that the Company’s current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING MINERAL RESERVES AND RESOURCES

Mineral reserve and mineral resource information contained herein has been calculated in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, as required by Canadian provincial securities regulatory authorities. Canadian standards differ significantly from the requirements of the SEC, and mineral reserve and mineral resource information contained herein is not comparable to similar information disclosed in accordance with the requirements of the SEC. While the terms “measured”, “indicated” and “inferred” mineral resources are required pursuant to National Instrument 43-101, the SEC does not recognize such terms. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S. investors are cautioned not to assume that any part or all of NAP’s mineral resources constitute or will be converted into reserves. For a more detailed description of the key assumptions, parameters and methods used in calculating NAP’s mineral reserves and mineral resources, see NAP’s most recent Annual Information Form/Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

OUR BUSINESS

NAP is an established precious metals producer that has been operating its LDI Mine located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to the price of palladium.

The Company recently expanded the underground LDI Mine and is transitioning from ramp access to shaft access while utilizing long hole open stope mining. Through the utilization of the shaft and bulk mining methods, operations are expected to benefit from increased mining rates and decreased operating costs, transforming LDI into a low cost producer with a rising production profile.

The Company is conducting an exploration program in 2014 targeting the lower portion of the Offset Zone, with the intention to perform a preliminary economic assessment that would entail deepening the shaft and installation of a lower level bulk ore handling system that would increase production and extend the mine life.

The Company has significant exploration potential near the LDI Mine, where a number of growth targets have been identified, and is engaged in an exploration program aimed at increasing its palladium reserves and resources. As an established palladium-platinum group metal (“PGM”) producer with excess mill and shaft capacity on a permitted property, NAP has potential to convert exploration success into production and cash flow on an accelerated timeline.

NAP trades on the TSX under the symbol PDL and on the NYSE MKT under the symbol PAL.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

QUARTERLY TRENDS

During the first six months of 2014, upgrades to the ore handling system were completed, transportation of men and material via the shaft commenced and mill recoveries remained high; however, production was impacted by repairs to the primary surface crusher, oversized muck and equipment availability. The fatality at the mine site in July 2014 is expected to result in lower production in the third quarter. Remediation steps for production issues are ongoing.

	For the three months ended
	June 30 2014	March 31 2014	December 31 2013	September 30 2013
Palladium production – payable oz	39,223	42,641	30,979	30,097
US$ cash cost per palladium oz sold[1]	US$510	US$492 (US$422(2))	US$620	US$581
Underground mining – tonnes	263,904	275,845	231,346	208,097
Underground mining – tonnes per day	2,900	3,065	2,515	2,262
Milling – palladium head grade (g/t)	3.1	3.3	2.9	2.5
Milling – palladium recovery	83.6%	84.5%	81.5%	80.7%
Adjusted EBITDA ($000s)	$10,444	$9,743	$1,369	$3,189

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 21-23.
[2]	After adjusting for the impact of approximately $2.7 million of power and propane costs associated with an unusually cold winter.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

HIGHLIGHTS

	Three months ended June 30		Six months ended June 30
OPERATIONAL HIGHLIGHTS	2014	2013	2014	2013
Mining
Tonnes ore mined	506,945	433,580	1,037,084	974,274
Palladium grade (g/t)	3.1	2.8	3.1	3.0
Milling
Tonnes ore milled	521,478	483,266	1,037,989	986,851
Palladium head grade (g/t)	3.1	3.1	3.2	3.2
Palladium recovery (%)	83.6	80.7	84.1	80.4
Palladium production – payable oz	39,223	35,428	81,863	74,082
Palladium sales – payable oz	40,716	32,620	80,201	72,380
Realized palladium price per ounce (US$)	$806	$719	$775	$724
Cash cost per ounce palladium sold (US$)[1]	$510	$564	$498	$524

FINANCIAL HIGHLIGHTS ($000s except per share amounts)	2014	2013	2014	2013
Revenue	$50,497	$33,213	$99,233	$80,303
Production costs	30,355	25,701	60,090	54,642
Depreciation and amortization	8,174	7,004	18,542	13,089
Income (loss) from mining operations	4,881	(4,215)	6,810	909
Earnings
Loss from continuing operations	$(9,957)	$(26,268)	$(36,623)	$(31,625)
Loss from continuing operations per share	$(0.03)	$(0.15)	$(0.13)	$(0.17)
Loss and comprehensive loss	$(9,957)	$(26,268)	$(36,623)	$(29,116)
Loss per share	$(0.03)	$(0.15)	$(0.13)	$(0.16)
Adjusted net income (loss)[1]	$(9,680)	$(5,116)	$(23,566)	$(5,047)
EBITDA[1]	$15,888	$(6,084)	$16,887	$(3,450)
Adjusted EBITDA[1]	$10,444	$871	$20,187	$8,850
Capital spending, continuing operations	$5,569	$27,805	$8,457	$65,873

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 21-23.

In 2014, the Company continues to transition from ramp to shaft based underground mining and the sources of ore milled have changed significantly. In the second quarter of 2014:

•	506,945 tonnes at an average grade of 3.1g/t palladium were mined and processed from the Offset and Roby zones and low grade stockpile.

•	The mill processed 521,478 tonnes of ore at an average palladium head grade of 3.1 grams per tonne and a recovery of 83.6% to produce 39,223 ounces of payable palladium.

•	Payable palladium production was 39,223 ounces while payable palladium sales were 40,716 ounces.

•	Revenue increased by $17.3 million compared to 2013 primarily due to more favourable exchange rates, higher palladium ounces sold and higher palladium prices.

•

Production costs increased $4.7 million compared to 2013 to $30.4 million primarily due to mining 101% more underground tonnes, milling 8% more tonnes and unfavourable inventory and other cost movements.

•	Adjusted EBITDA increased $9.6 million compared to 2013 to $10.4 million.

•

Incurred a net loss of $10.0 million which included non-cash items of $8.2 million of depreciation and amortization, $7.0 million of foreign exchange gains and $16.8 million of interest expense and other costs.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

LDI OPERATING & FINANCIAL RESULTS

The LDI mine consists of an underground mine, an open pit (currently inactive), a mill with a processing capacity of approximately 15,000 tonnes per day and a shaft with a capacity of approximately 8,000 tonnes per day. The primary underground deposits on the property are the Offset zone and the Roby zone. During the first six months of 2014, production was impacted by upgrades to the ore handling system, commencement of transportation of men and material via the shaft, repairs to the primary surface crusher, oversized muck and equipment availability. Remediation steps for production issues are ongoing.

Operating Results

The key operating results for the palladium operations are set out in the following table.

	Three months ended June 30		Six months ended June 30
	2014	2013	2014	2013
Ore mined (tonnes)
Underground
Offset	219,977	131,606	489,920	234,225
Roby	43,927	—	49,829	143,037

	263,904	131,606	539,749	377,262

Surface
Low grade stockpile	243,041	—	497,335	4,669
Open pit	—	247,954	—	538,323
High grade stockpile	—	54,020	—	54,020

	243,041	301,974	497,335	597,012

Total	506,945	433,580	1,037,084	974,274

Mined ore grade (Pd g/t)
Underground
Offset	4.7	4.4	4.8	4.2
Roby	6.3	—	6.0	4.2

	4.9	4.4	4.9	4.2

Surface
Low grade stockpile	1.0	—	1.0	1.0
Open pit	—	2.3	—	2.4
High grade stockpile	—	1.5	—	1.5

	1.0	2.1	1.0	2.3

Average	3.1	2.8	3.1	3.0

Milling
Tonnes of ore milled	521,478	483,266	1,037,989	986,851
Palladium head grade (g/t)	3.1	3.1	3.2	3.2
Palladium recoveries (%)	83.6	80.7	84.1	80.4
Tonnes of concentrate produced	4,696	4,380	9,699	8,882
Production cost per tonne milled	$56	$55	$59	$56
Payable production
Palladium (oz)	39,223	35,428	81,863	74,082
Platinum (oz)	2,716	2,780	5,721	5,622
Gold (oz)	2,513	2,844	5,491	5,845
Nickel (lbs)	374,385	430,629	775,104	822,135
Copper (lbs)	632,155	798,468	1,432,026	1,500,391
Cash cost per ounce of palladium sold (US$)[1]	$510	$564	$498	$524

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 21-23.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Mining

In the second quarter of 2014, underground tonnes mined from the Offset and Roby zones were blended with the low grade surface stockpile material for processing in the mill. Underground ore mined at LDI during the three months ended June 30, 2014, consisted of 263,904 tonnes at an average grade of 4.9g/t palladium compared to 131,606 tonnes at an average palladium grade of 4.4g/t in the prior year from the Offset zone. LDI processed 243,041 tonnes of the low grade surface stockpile at an average grade of 1.0g/t in the second quarter of 2014 compared to 247,954 tonnes and 54,020 tonnes at average grades of 2.3g/t and 1.5g/t mined from the open pit and high grade stockpile respectively in the prior year. On a combined basis, 17% more tonnes at 11% higher grade of ore was mined and processed in 2014 as in 2013 despite significant changes in the sources of ore.

In the first six months of 2014, underground tonnes mined from the Offset and Roby zones were blended with the low grade surface stockpile material for processing in the mill. Underground ore mined at LDI during the six months ended June 30, 2014, consisted of 539,749 tonnes at an average grade of 4.9g/t palladium compared to 377,262 tonnes at an average palladium grade of 4.2g/t in the prior year from the Offset and Roby zones. LDI processed 497,335 tonnes of the low grade surface stockpile at an average grade of 1.0g/t in the first six months of 2014 compared to 597,012 tonnes at an average grade of 2.3g/t mined primarily from the open pit and high grade stockpile in the prior year. On a combined basis, 6% more tonnes of ore were mined and processed in 2014 at similar grades as in 2013 despite significant changes in the sources of ore.

Milling

During the three months ended June 30, 2014, the LDI mill processed 521,478 tonnes of ore at an average palladium head grade of 3.1g/t and a recovery of 83.6% to produce 39,223 ounces of payable palladium (2013 – 483,266 tonnes milled, average palladium head grade of 3.1g/t, recovery of 80.7%, produced 35,428 ounces of payable palladium).

During the six months ended June 30, 2014, the LDI mill processed 1,037,989 tonnes of ore at an average palladium head grade of 3.2g/t and a recovery of 84.1% to produce 81,863 ounces of payable palladium (2013 – 986,851 tonnes milled, average palladium head grade of 3.2g/t, recovery of 80.4%, produced 74,082 ounces of payable palladium).

The higher mill recovery for the three and six months ended June 30, 2014 compared to the respective 2013 periods was primarily due to improvements in the mill circuit late in 2013 which increased the percentage of palladium recovered while processing similar ore grades in both periods.

Production Costs per Tonne Milled

Production costs per tonne milled were $56 and $59 in the three and six month periods ended June 30, 2014 respectively compared to $55 and $56 per tonne in the comparable 2013 periods. The increases were primarily due to higher costs associated with mining greater quantities of underground ore (which costs more per tonne to mine) in 2014 compared with 2013 as well as the cost changes noted in the production cost section noted below.

Payable Production

Payable production was higher for palladium and lower for all other payable metals in the second quarter of 2014 compared to 2013. Payable production was higher for palladium and platinum and lower for all other payable metals in the first six months of 2014 compared to 2013.

The changes in payable metal production for the three and six month periods ended June 30, 2014 compared to the respective periods in 2013 was primarily due to greater tonnes milled and higher recoveries for all metals except nickel being offset by lower head grades for all payable metals except palladium that had similar head grades. The blend of ore milled was significantly impacted by the change in ore zones mined in 2014 compared with 2013.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Cash Cost per Ounce of Palladium Sold

Cash cost per ounce of palladium sold is a non-IFRS measure and the calculation is provided in the Non-IFRS Measures section of this MD&A. In 2013, the Company was in transition, sinking a shaft and completing related infrastructure at the same time it was developing and transitioning to mining the Offset zone. In 2014, the development and transitioning to the Offset zone was virtually complete.

The cash cost per ounce of palladium sold decreased to US$5101 and US$4981 for the three and six month periods ended June 30, 2014 compared to US$5641 and US$5241 respectively in the comparable periods in the prior year. More payable palladium ounces sold and a favourable movement of the Canadian dollar were partially offset by increased production costs. Please refer to the LDI revenue, production costs, smelting, refining and freight costs and royalty expense sections of this MD&A for additional details.

Financial Results

Income from mining operations for the LDI operations is summarized in the following table.

	Three months ended June 30		Six months ended June 30
(expressed in thousands of dollars)	2014	2013	2014	2013
Revenue	$50,497	$33,213	$99,233	$80,303

Mining operating expenses
Production costs
Mining	17,111	16,745	35,868	34,392
Milling	7,170	6,320	15,177	13,253
General and administration	4,788	3,663	9,942	7,965

	29,069	26,728	60,987	55,610
Inventory and others	1,286	(1,027)	(897)	(968)

	30,355	25,701	60,090	54,642
Smelting, refining and freight costs	4,130	3,406	8,313	7,208
Royalty expense	2,184	892	4,258	3,401
Depreciation and amortization	8,174	7,004	18,542	13,089
Loss on disposal of equipment	773	425	1,220	1,054

Total mining operating expenses	$45,616	$37,428	$92,423	$79,394

Income (loss) from mining operations	$4,881	$(4,215)	$6,810	$909

The Company has included income (loss) from mining operations as an additional IFRS measure to provide the user with information on the actual results of the LDI operations.

[1]	Non-IFRS measure. Please refer to Non-IFRS Measures on pages 21-23.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Revenue

Revenue is affected by production and sales volumes, commodity prices, currency exchange rates, mill run timing and shipment schedules. Metal sales for LDI are recognized in revenue at provisional prices when delivered to a smelter for treatment or a designated shipping point. Final pricing is determined in accordance with LDI’s smelter agreements. In most cases, final pricing is determined two months after delivery to the smelter for gold, nickel and copper and four months after delivery for palladium and platinum. These final pricing adjustments can result in additional revenues in a rising commodity price environment and reductions to revenue in a declining commodity price environment. Similarly, a weakening in the Canadian dollar relative to the U.S. dollar would have a positive impact on revenues and a strengthening in the Canadian dollar would have a negative impact on revenues. The Company periodically enters into financial contracts for past production delivered to the smelters to mitigate the smelter agreements’ provisional pricing exposure to rising or declining palladium prices and an appreciating Canadian dollar. As at June 30, 2014, these financial contracts represent 47,500 ounces of palladium (March 31, 2014 – 39,000 palladium ounces) and mature from July 2014 through November 2014 at an average forward price of US$799 (C$870) per ounce (March 31, 2014 – US$744 (C$820) per ounce of palladium). For substantially all of the palladium delivered to the customers under the smelter agreements, the quantities and timing of settlement specified in the financial contracts match final pricing settlement periods. The palladium financial contracts are being recognized on a mark-to-market basis as an adjustment to revenue. The fair value of these contracts at June 30, 2014 was a liability of $1.4 million included in accounts payable and accrued liabilities (March 31, 2014 – $1.6 million).

Revenue for the three months ended June 30, 2014

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	40,716	2,814	2,633	369,303	667,536	n.a.	n.a.

Realized price (US$)(1)	$806	$1,445	$1,294	$8.05	$3.07	n.a.	n.a.

Revenue before price adjustment ($000s)	$36,670	$4,425	$3,651	$3,381	$2,184	$47	$50,358
Price adjustment ($000s):
Commodities	217	294	192	354	126	6	1,189
Foreign exchange	(493)	(234)	(132)	(109)	(81)	(1)	(1,050)

Revenue ($000s)	$36,394	$4,485	$3,711	$3,626	$2,229	$52	$50,497

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the three months ended June 30, 2013

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	32,620	2,562	2,625	393,838	732,710	n.a.	n.a.

Realized price (US$)(1)	$719	$1,489	$1,444	$6.70	$3.29	n.a.	n.a.

Revenue before price adjustment ($000s)	$23,793	$3,835	$3,756	$2,712	$2,409	$76	$36,581
Price adjustment ($000s):
Commodities	(2,226)	(858)	(788)	(374)	(157)	(3)	(4,406)
Foreign exchange	504	193	164	95	81	1	1,038

Revenue ($000s)	$22,071	$3,170	$3,132	$2,433	$2,333	$74	$33,213

(1)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Revenue for the six months ended June 30, 2014

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	80,201	5,602	5,399	737,884	1,416,322	n.a.	n.a.

Realized price (US$)(1)	$775	$1,432	$1,288	$7.36	$3.14	n.a.	n.a.

Revenue before price adjustment ($000s)	$68,971	$8,787	$7,614	$6,173	$4,860	$93	$96,498
Price adjustment ($000s):
Commodities	2,698	472	318	499	(117)	5	3,875
Foreign exchange	(1,177)	3	13	(16)	35	2	(1,140)

Revenue ($000s)	$70,492	$9,262	$7,945	$6,656	$4,778	$100	$99,233

(2)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

Revenue for the six months ended June 30, 2013

	Palladium	Platinum	Gold	Nickel	Copper	Others	Total
Sales volume(1)	72,380	5,465	5,701	785,344	1,444,987	n.a.	n.a.

Realized price (US$)(1)	$724	$1,557	$1,529	$7.09	$3.41	n.a.	n.a.

Revenue before price adjustment ($000s)	$53,921	$8,569	$8,748	$5,799	$4,973	$121	$82,131
Price adjustment ($000s):
Commodities	(953)	(620)	(817)	(402)	(241)	(3)	(3,036)
Foreign exchange	317	363	270	130	127	1	1,208

Revenue ($000s)	$53,285	$8,312	$8,201	$5,527	$4,859	$119	$80,303

(2)	Quantities and prices are per ounce for palladium, platinum and gold and per pound for nickel and copper.

During the first six months of 2013, the Company was sinking a shaft and completing related infrastructure while developing and transitioning to mining the Offset zone. Revenue for the three and six month periods ended June 30, 2014 increased $17.3 million and $18.9 million compared to 2013 primarily due to favourable exchange rate movements, higher realized prices for palladium and greater palladium ounces sold.

Sales of payable palladium, platinum and gold ounces increased the three months ended June 30, 2014 compared to 2013 while quantities of nickel and copper sold decreased. Realized price per unit in US$ terms increased for palladium and nickel and decreased of all other metal. Sales of payable palladium and platinum ounces increased for the six months ended June 30, 2014 compared to 2013 while quantities of gold, nickel and copper sold decreased. Realized price per unit in US$ terms increased for palladium and nickel and decreased of all other metal.

Spot Metal Prices* and Exchange Rates

For comparison purposes, the following table sets out spot metal prices and exchange rates.

	Jun-30 2014		Mar-31 2014		Dec-31 2013		Sep-30 2013		Jun-30 2013		Mar-31 2013		Dec-31 2012		Sep-30 2012
Palladium – US$/oz		$844		$778		$711		$726		$643		$770		$699		$642
Platinum – US$/oz		$1,480		$1,418		$1,358		$1,411		$1,317		$1,576		$1,523		$1,668
Gold – US$/oz		$1,315		$1,292		$1,202		$1,327		$1,192		$1,598		$1,664		$1,776
Nickel – US$/lb		$8.49		$7.14		$6.34		$6.29		$6.20		$7.50		$7.75		$8.40
Copper – US$/lb		$3.15		$3.01		$3.34		$3.31		$3.06		$3.44		$3.59		$3.75

Exchange rate (Bank of Canada) – CDN$1 = US$	US$	0.94	US$	0.90	US$	0.94	US$	0.97	US$	0.95	US$	0.98	US$	1.01	US$	1.02

*	Based on the London Metal Exchange

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Operating Expenses from Continuing Operations

As of June 30, 2014, the Company had completed modification to the design of the underground ore handling system. Repairs to the primary surface crusher in 2014 negatively impacted production and payable metal sales and deferred the recognition of certain revenue. The June 2014 crusher repairs also resulted in a shorter mill run that impacted production and therefore also cash cost in the second quarter. June 2014 production was also impacted by modifications to the ore handling system that occurred in that month. Significantly higher propane and power costs as a result of a colder than normal winter negatively impacted the first quarter of 2014 operating costs by $2.7 million and year-to-date operating costs by $2.1 million compared to the 2014 plan.

Production costs

For the three and six months ended June 30, 2014, operating expenses were $30.4 million and $60.1 million compared to $25.7 million and $54.6 million in 2013 respectively. Mining costs for the three and six month periods ended June 30, 2014 increased by $0.4 million (2%) and $1.5 million (4%) respectively compared to the 2013 periods. In 2014, the Company was predominantly mining in the Offset zone and transporting a majority of that material up the shaft and also processing surface stockpiles. In 2013, mining was predominantly in the open pit and the Offset and Roby zones and all underground material was transported to surface using the ramp. As such, the 2014 and 2013 mining costs are not comparable despite 17% and 7% more tonnes being mined and processed in the second quarter and first six months of 2014 respectively compared to 2013.

For the three and six month periods ended June 30, 2014, milling costs increased $0.9 million (13%) and $1.9 million (15%) respectively compared to the respective periods in 2013 primarily due to: more tonnes milled; increased depressant usage; and, for the six month period, higher power costs in the first quarter of 2014 related to a colder than normal winter. General and administration costs in the three and six months ended June 30, 2014 increased $1.1 million and $2.0 million respectively compared to the same periods in 2013 primarily due to amounts charged to the Offset zone capital costs in 2013 that did not recur in 2014; increased consultant costs; and, in the first quarter of 2014, increased propane costs due to a colder than normal winter.

Inventory and other costs increased production costs by $1.3 million for the three months ended June 30, 2014 compared to a decrease of $1.0 million in 2013 for a net change of $2.3 million primarily due to inventory decreases in 2014 compared to increases in 2013. Inventory and other costs reduced production costs by $0.9 million for the six months ended June 30, 2014 compared to $1.0 million in 2013 for a net change of $0.1 million primarily due to inventory increases in 2014 compared to 2013 and $0.8 million of net insurance proceeds received in 2013 that did not recur in 2014.

Smelting, refining and freight costs

Smelting, refining and freight costs for the three and six months ended June 30, 2014 were $4.1 million and $8.3 million respectively, compared to $3.4 million and $7.2 million in the comparable 2013 periods. The increases over the prior year were primarily due to the impact of a weaker Canadian dollar and more tonnes of concentrate shipped.

Royalty expense

For the three and six month periods ended June 30, 2014, royalty expenses were $2.2 million and $4.3 million respectively compared to $0.9 million and $3.4 million in the comparable 2013 periods. The increases were primarily due to higher revenues in 2014 compared to 2013.

Depreciation and amortization

Depreciation and amortization for the three and six months ended June 30, 2014 was $8.2 million and $18.5 million, compared to $7.0 million and $13.1 million respectively in 2013. The increase over the prior year was primarily due to a significant increase in depreciable assets associated with the LDI mine expansion including the Offset zone and tailings management facilities.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

OTHER EXPENSES

Exploration

Exploration expenditures for the three and six month periods ended June 30, 2014 were $1.9 million and $2.7 million respectively (2013 – $2.2 million and $7.0 million respectively). The decreases were primarily due to a more limited exploration program in 2014 compared with 2013. The 2014 exploration program is somewhat behind schedule due to a slow start-up and some weather related delays. The 2014 exploration program is focused on: (i) drilling the lower part of the Offset zone below the 1,065 meter level – the known limit of proven and probable reserves; (ii) resource conversion drilling in the upper Offset zone directly north of active and planned mining stopes; and, (iii) delineation of new resources in the upper Offset southeast extension, the shallowest known level of the deposit. Although early in the program, the Company is pleased with the results received to-date for the areas tested and those results continue to be assessed. Please see the Company’s July 30, 2014 news release for additional details.

General and administration

The Company’s general and administration expenses for the three and six month periods ended June 30, 2014 were $2.6 million and $5.2 million respectively compared to $2.2 million and $5.1 million in the prior year periods. The increases were primarily due to the impact of options cancelled in the second quarter of 2013 that did not recur in 2014.

Interest and other income

Interest and other income for the three and six months periods ended June 30, 2014 were $2.7 million and $2.4 million respectively compared to $2.2 million and $1.5 million in respective 2013 periods. The increases were primarily due to decreases in fair value of convertible debenture warrants in 2014 partially offset by gains on palladium warrants in 2013 that did not recur in 2014.

Interest expense and other costs

Interest expense and other costs for the three months ended June 30, 2014 were $16.0 million, compared to $2.0 million in the prior year. The increase of $14.0 million was primarily due to a $10.5 million increase in interest expense associated with completion of the Offset zone development project and $3.9 million movement in the fair value of the convertible debentures issued in 2014. Interest expense and other costs for the six months ended June 30, 2014 were $29.0 million, compared to $3.2 million in the prior year. The increase of $25.8 million was primarily due to a $20.6 million increase in interest expense associated with completion of the Offset zone development project and $6.7 million of changes in the fair value of the convertible debentures issued in 2014. Prior to the commencement of commercial production of the shaft on January 1, 2014, the Company had capitalized interest expenses related to the senior secured term loan and the revolving operating line of credit. In 2014, interest related to these loans was expensed. During the six months ended June 30, 2014, the Company expensed approximately US$16.9 million of interest expense related to the senior secured term loan at a 19% interest rate. If the interest rate had been at the 15% level, the rate reverted to effective June 30, 2014, interest expense during the first half of the year would have been approximately US$13.2 million or US$3.7 million lower.

Financing costs

Financing costs for the three and six month periods ended June 30, 2014 were $4.3 million and $8.4 million respectively compared to $2.3 million and $2.4 million in the respective prior year periods. The increases were primarily due to financing costs in 2014 related to the convertible debentures.

Foreign exchange (gain) loss

Foreign exchange (gain) loss for the three months ended June 30, 2014 was a gain of $7.3 million and, for the six months ended June 30, 2014, a loss of $0.6 million compared to losses of $4.5 million and $5.3 million for the three and six month periods ended June 30, 2013 respectively. The gains and losses were primarily due to the impact of exchange rate movements on the US$ denominated senior secured term loan and the US$ denominated credit facility.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

SUMMARY OF QUARTERLY RESULTS

(expressed in thousands of Canadian dollars except per share amounts)	2014		2013				2012
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	$50,497	$48,736	$39,582	$33,348	$33,213	$47,090	$42,368	$36,193
Production costs, net of mine restoration costs	30,355	29,735	29,890	21,663	25,701	28,941	25,421	25,852
Exploration expense	1,891	768	1,360	3,874	2,192	4,840	5,962	2,603
Capital expenditures	5,569	2,888	16,728	26,885	27,805	38,068	41,810	34,088
Loss from continuing operations	(9,957)	(26,666)	(11,746)	(5,324)	(26,268)	(5,357)	(3,739)	(5,908)
Net loss	(9,957)	(26,666)	(11,746)	(5,324)	(26,268)	(2,848)	(54,010)	(8,046)
Cash provided by (used in) operations	(3,807)	(16,749)	4,193	2,022	(2,849)	3,165	37,970	5,174
Cash provided by (used in) financing activities	31,601	31,765	4,289	(2,087)	51,970	17,096	1,926	35,280
Cash used in investing activities	(5,410)	(2,888)	(16,723)	(26,710)	(27,805)	(37,078)	(41,831)	(33,864)
Net loss per share from continuing operations
– basic	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.15)	$(0.03)	$(0.02)	$(0.04)
– diluted	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.16)	$(0.03)	$(0.02)	$(0.04)
Net loss per share
– basic	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.15)	$(0.02)	$(0.31)	$(0.05)
– diluted	$(0.03)	$(0.11)	$(0.05)	$(0.03)	$(0.16)	$(0.02)	$(0.31)	$(0.05)
Tonnes milled	521,478	516,511	544,074	517,157	483,266	503,585	511,226	504,022
Palladium ounces sold	40,716	39,485	35,205	27,370	32,620	39,760	44,394	36,218
Realized palladium price (US$/ounce)	$806	$739	$725	$721	$719	$730	$641	$632

Trends:

•

Revenue, production costs, tonnes milled and palladium ounces sold, varied over the last eight quarters as mining has transitioned from the Roby zone underground and the surface open pit to the Offset zone underground and surface stockpiles. Changes in tonnes, grades and sources of ore significantly impacted revenue realized, production costs, ore available for milling and palladium ounces produced.

•

Readily available material in the Roby and open pit zones were largely mined out in the first half of 2013 while the Offset zone production has been ramping up since 2012. The transition away from the Roby and open pit zones to the Offset zone entailed processing some lower grade surface stockpile material, which negatively impacted payable metal production in the second and third quarters of 2013.

•

Realized quarterly average prices for palladium have ranged from US$632 to US$806 per ounce in the last eight quarters while prices for platinum, gold, copper and nickel have generally been declining over the same period. The weakening of the Canadian dollar versus the United States dollar has resulted in generally higher revenues.

•

Underground mining operations have been transitioning to a shaft based ore handling system from a ramp based one in the most recent quarters. The Company is currently moving material to surface using both the ramp and the shaft and therefore costs are somewhat higher than those expected once operations utilize the ore handling system modification completed in July.

•

Capital expenditures have been declining for the last five quarters as the construction activities associated with the construction of the shaft and related infrastructure to process the upper Offset zone ore are virtually complete.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

CASH FLOWS, FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Sources and Uses of Cash

	Three months ended June 30		Six months ended June 30
(expressed in thousands of dollars)	2014	2013	2014	2013
Cash provided by operations prior to changes in non-cash working capital	$9,199	$(3,233)	$18,660	$(202)
Changes in non-cash working capital	(13,006)	384	(39,216)	518

Cash provided by (used in) operations	(3,807)	(2,849)	(20,556)	316
Cash provided by financing	31,601	51,970	63,366	69,066
Cash used in investing	(5,410)	(27,805)	(8,298)	(64,883)

Increase (decrease) in cash from continuing operations	22,384	21,316	34,512	4,499
Net cash provided by discontinued operations	—	—	—	20,142

Increase in cash and cash equivalents	$22,384	$21,316	$34,512	$24,641

Operating Activities

For the three months ended June 30, 2014, cash provided by operations prior to changes in non-cash working capital was $9.2 million, compared to a use of $3.2 million in the prior year. The increase of $12.4 million was primarily due to a $16.3 million reduction in net loss and $12.6 million relating to non-cash interest expense and other costs and $4.3 million of non-cash financing costs partially offset by a $10.9 million movement in non-cash unrealized foreign exchange gain and an $11.0 million non-cash loss on extinguishment of debt in 2013 that did not recur in 2014.

For the six months ended June 30, 2014, cash provided by operations prior to changes in non-cash working capital was $18.7 million, compared to a use of $0.2 million in the prior year. The increase of $18.9 million was primarily due to $26.0 million relating to non-cash interest expense and other costs, $8.3 million of non-cash financing costs and a $5.5 million non-cash increase in depreciation and amortization partially offset by an $11.0 million non-cash loss on extinguishment of debt in 2013 that did not recur in 2014.

For the three months ended June 30, 2014, changes in non-cash working capital resulted in a use of cash of $13.0 million, compared to a source of cash of $0.4 million in the prior year. The increased use of $13.4 million was primarily due to a movement of $18.2 million in accounts receivable. For the six months ended June 30, 2014, changes in non-cash working capital resulted in a use of cash of $39.2 million, compared to a source of cash of $0.5 million in the prior year. The increased use of $39.7 million was primarily due to movements of $24.2 million and $18.1 million in accounts payable and accrued liabilities and accounts receivable respectively.

Financing Activities

For the three and six month periods ended June 30, 2014, financing activities resulted in a source of cash of $31.6 million and $63.4 million respectively (2013 – $52.0 million and $69.1 million respectively) consisting primarily of $33.0 million and $61.4 million net proceeds related to the issuance of convertible debentures for the respective periods which have been largely converted into equity.

Investing Activities

For the six months ended June 30, 2014, investing activities used cash of $8.3 million (2013 - $64.9 million) primarily due to additions to mining interests of $8.5 million (2013 – $65.9 million).

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Liquidity and Capital Resources

	As at June 30	As at December 31
(expressed in thousands of dollars)	2014	2013
Cash balance	$44,305	$9,793
Net working capital	$36,433	$(174,211)
Shareholders’ equity	$253,225	$222,496
Total debt	$273,389	$239,086

As at June 30, 2014, the Company had cash and cash equivalents of $44.3 million compared to $9.8 million as at December 31, 2013. The increase is due primarily to the sources and uses of cash as noted above. The funds are deposited with major Canadian chartered banks.

The Company has, subject to a borrowing base cap, a US$60.0 million credit facility that is secured by certain of the Company’s accounts receivables and inventory and may be used for working capital liquidity and general corporate purposes. In July 2014, the Company extended its US$60 million credit facility to July 3, 2015 and as at June 30, 2014, the borrowing base calculation limited the credit facility to a maximum of US$42.8 million of which US$37.1 million was utilized.

In July 2014, the Company paid US$23.4 million to its senior secured term loan lender representing US$16.2 million of accrued interest and US$7.2 million of associated pre-payment fee. Effective June 30, 2014, the Company reverted to a 15% annual interest rate on the senior secured term loan.

The Company has $10.3 million of finance leases funding equipment for operations. Please also see the contractual obligations below for additional commitments.

The Company’s liquidity may be adversely affected by operating performance, a downturn in capital market conditions impacting access to capital markets or entity specific conditions. The achievement of this is dependent on a number of variables including, but not limited to, metal prices, operational costs, capital expenditures, timely transition to mining by shaft, and meeting production targets. Adverse changes in any of these variables may require the Company to seek additional financing.

In the second quarter of 2014, the Company closed $35.0 million gross principal amount of convertible unsecured subordinated debentures (the “Tranche 2 Debentures”) of the Company at a price of $1,000 per debenture, including approximately 18.9 million warrants (the “Tranche 2 Warrants”). The conversion price of the Tranche 2 Debentures is $0.4629 per share and the exercise price of the Tranche 2 Warrants is $0.5786 per share. The Tranche 2 Debentures mature on April 11, 2019 and bear interest at an annual rate of 7.5%. Holders may convert their Tranche 2 Debentures into common shares of NAP at any time at a conversion rate of approximately 2,160 Common Shares per $1,000 principal amount of Tranche 2 Debentures. Holders converting their debentures will receive all accrued and unpaid interest, as well as interest that would have been paid if the debenture were held through to maturity (the “Tranche 2 Make Whole Amount”). At the Company’s option, interest and Tranche 2 Make-Whole Amounts can be paid in common shares. The Tranche 2 Warrants entitle the holders to purchase up to 25.0% of the number of common shares of the Company into which the principal amount of the Tranche 2 Debentures purchased by the holders are convertible at the initial fixed conversion price at any time before the second anniversary of the Tranche 2 Debenture closing date.

The Company’s senior secured term loan and credit facility contain several financial covenants which, if not met, would result in an event of default. This debt also includes certain other covenants, including limits on liens, material adverse change provisions and cross-default provisions. Certain events of default result in this debt becoming immediately due. Other events of default entitle the lender to demand repayment.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Contractual Obligations

Contractual obligations are comprised as follows:

As at June 30, 2014	Payments Due by Period
($000s)	Total	1-3 Years	3-5 Years	5+ Years
Finance lease obligations	$11,240	$11,240	$—	$—
Operating leases	3,716	3,448	268	—
Purchase obligations	9,295	9,295	—	—

	$24,251	$23,983	$268	$—

In addition to the above, the Company also has asset retirement obligations at June, 2014 in the amount of $15.2 million for the LDI Mine. The Company also has contractual obligations reflected in accounts payable and has obligations related to its credit facility and long-term debt. The Company obtained letters of credit of $14.4 million as financial surety for these future outlays.

Contingencies and Commitments

Please refer to notes 15, 18 and 21 of the Company’s Financial Statements. During the second quarter of 2014, the Company, subject to court approval, settled for $2.4 million a previously disclosed potential class action lawsuit. The settlement was paid by the Company’s insurer and there was no admission of wrongdoing on the part of the Company. On July 2, 2014, the Company settled the B.R. Davidson claim for $1.0 million, payable on or before December 1, 2014.

Related Party Transactions

There were no related party transactions for the six month period ended June 30, 2014.

OUTSTANDING SHARE DATA

As of July 29, 2014, there were 384,361,377 common shares of the Company outstanding. In addition, there were options outstanding pursuant to the Amended and Restated 2013 Corporate Stock Option Plan entitling holders thereof to acquire 3,110,742 common shares of the Company at a weighted average exercise price of $1.68 per share.

At July 29, 2014, $2.0 million and $43.0 million of 2014 and 2012 convertible debentures were outstanding and were convertible into approximately 4.1 million and 14.8 million common shares respectively.

In conjunction with a $72.0 million term loan issued in 2011 and repaid in June 2013, a palladium warrant consisting of 0.35 of an ounce of palladium at a strike price of US$620 per ounce was issued with each $1,000 convertible debenture representing an aggregate of 25,200 ounces of palladium. As at July 29, 2014, 12,000 palladium warrants were outstanding representing 4,200 ounces. On the exercise of the palladium warrants, in certain circumstances the Company has the option of settling the warrants with either cash or common shares.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies generally include estimates that are highly uncertain and for which changes in those estimates could materially impact the Company’s financial statements. The following accounting policies are considered critical:

a.	Use of estimates

The preparation of the condensed interim consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Significant estimates and assumptions relate to recoverability of mining operations and mineral exploration properties. While management believes that these estimates and assumptions are reasonable, actual results could vary significantly.

Certain assumptions are dependent upon reserves, which represent the estimated amount of ore that can be economically and legally extracted from the Company’s properties. In order to estimate reserves, assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity prices and exchange rates. Estimating the quantity and/or grade of reserves requires the size, shape and depth of ore bodies to be determined by analyzing geological data such as drilling samples. This process may require complex and difficult geological judgments to interpret the data. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period. Changes in reported reserves may affect the Company’s financial results and financial position in a number of ways, including the following:

•	Asset carrying values including mining interests may be affected due to changes in estimated future cash flows;

•

Depreciation and amortization expensed in the statement of operations may change or be impacted where such expenses are determined by the units of production basis, or where the useful economic lives of assets change;

•	Decommissioning, site restoration and environmental provisions may change where changes in estimated reserves affect expectations about the timing or cost of these activities; and

•	The carrying value of deferred tax assets may change due to changes in estimates of the likely recovery of the tax benefits.

b.	Impairment assessments of long-lived assets

The carrying amounts of the Company’s non-financial assets, excluding inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. Impairment is assessed at the level of cash-generating units (“CGUs”). An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss for any excess of carrying amount over the recoverable amount.

Impairment is determined for an individual asset unless the asset does not generate cash inflows that are independent of those generated from other assets or groups of assets, in which case, the individual assets are grouped together into CGUs for impairment purposes.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

The recoverable amount of an asset or cash-generating unit is the greater of its “value in use”, defined as the discounted present value of the future cash flows expected to arise from its continuing use and its ultimate disposal, and its “fair value less costs to sell”, defined as the best estimate of the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, less costs of disposal. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An impairment loss is recognized in the Consolidated Statements of Operations and Comprehensive Loss if the carrying amount of an asset or a CGU exceeds its estimated recoverable amount.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss on non-financial assets other than goodwill is reversed if there has been a change in the estimates used to determine the recoverable amount, only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

c.	Depreciation and amortization of mining interests

Mining interests relating to plant and equipment, mining leases and claims, royalty interests, and other development costs are recorded at cost with depreciation and amortization provided on the unit-of-production method over the estimated remaining ounces of palladium to be produced based on the proven and probable reserves or, in the event that the Company is mining resources, an appropriate estimate of the resources mined or expected to be mined.

Mining interests relating to small vehicles and certain machinery with a determinable expected life are recorded at cost with depreciation provided on a straight-line basis over their estimated useful lives, ranging from three to seven years, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Straight-line depreciation is calculated over the depreciable amount, which is the cost of an asset, less its residual value.

Significant components of individual assets are assessed and, if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately using the unit-of-production or straight-line method as appropriate. Costs relating to land are not amortized.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate.

d.	Revenue recognition

Revenue from the sale of metals in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of volume adjustments. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The timing of the transfers of risks and rewards varies depending on the individual terms of the contract of sale.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Revenue from the sale of palladium and by-product metals from the LDI Mine is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when title transfers and significant rights and obligations of ownership pass. The Company’s smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. Variations from the provisionally priced sales are recognized as revenue adjustments until final pricing is determined. Accounts receivable are recorded net of estimated treatment and refining costs, which are subject to final assay adjustments. Subsequent adjustments to provisional pricing amounts due to changes in metal prices and foreign exchange are disclosed separately from initial revenues in the notes to the financial statements.

e.	Asset retirement obligations

In accordance with Company policies, asset retirement obligations relating to legal and constructive obligations for future site reclamation and closure of the Company’s mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

The amount of any liability recognized is estimated based on the risk-adjusted costs required to settle present obligations, discounted using a pre-tax risk-free discount rate consistent with the time period of expected cash flows. When the liability is initially recorded, a corresponding asset retirement cost is recognized as an addition to mining interests and amortized using the unit of production method.

The liability for each mine site is accreted over time and the accretion charges are recognized as a finance cost in the Consolidated Statements of Operations and Comprehensive Loss. The liability is subject to re-measurement at each reporting date based on changes in discount rates and timing or amounts of the costs to be incurred. Changes in the liability, other than accretion charges, relating to mine rehabilitation and restoration obligations, which are not the result of current production of inventory, are added to or deducted from the carrying value of the related asset retirement cost in the reporting period recognized. If the change results in a reduction of the obligation in excess of the carrying value of the related asset retirement cost, the excess balance is recognized as a recovery through profit or loss in the period.

Adoption of New Accounting Standards

The following new accounting standards have been adopted by the Company.

IAS 32 Financial Instruments: Presentation

This standard is amended to clarify requirements for offsetting of financial assets and financial liabilities. The amendment is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

IAS 36 Recoverable Amounts

This standard was amended in May 2013 to change the disclosure required when an impairment loss is recognized or reversed. The amendments require the disclosure of the recoverable amount of an asset or cash generating unit at the time an impairment loss has been recognized or reversed and detailed disclosure of how the associated fair value less costs of disposal has been determined. The amendments are effective for annual periods beginning on or after January 1, 2014 with earlier adoption permitted. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

IFRIC 21 Accounting for Levies Imposed by Governments

This interpretation provides guidance on the obligating event giving rise to a liability in connection with a levy imposed by a government, and clarifies that the obligating event is the activity that triggers the payment of the levy as identified by the legislation. The interpretation is effective for annual periods beginning on or after January 1, 2014. This amendment did not have a material impact on the condensed interim consolidated financial statements of the Company.

New standards and interpretations not yet adopted

In addition to the new standards disclosed in the Company’s annual financial statements for the year ended December 31, 2013, the following new standards and amendments to standards are not yet effective or have otherwise not yet been adopted by the Company. The Company is evaluating the impact, if any, adoption of the standards will have on the disclosures in the Company’s condensed interim consolidated financial statements:

IAS 16 and IAS 38 Clarification of acceptable methods of depreciation and amortization

This pronouncement amends IAS 16 Property Plant and Equipment and IAS 38 Intangible Assets to (i) clarify that the use of a revenue-based depreciation method is not appropriate for property, plant and equipment, and (ii) provide a rebuttal presumption for intangible assets. The amendment is effective for years beginning on or after January 1, 2016. This amendment is not expected to have a material impact on the condensed interim consolidated financial statements of the Company.

IFRS 15 Revenue from contracts with customers

This new standard on revenue recognition supercedes IAS 18 Revenue, IAS 11 Construction Contracts, and related interpretations. The amendment is effective for years beginning on or after January 1, 2017. Management is presently evaluating the potential impact of this new standard on the condensed interim consolidated financial statements of the Company.

IFRS 9 Financial Instruments: Classification and Measurement

In October 2010, the IASB issued IFRS 9 “Financial Instruments” which will replace IAS 39, Financial Instruments: Recognition and Measurement. The replacement standard has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise, it is at fair value through profit or loss. An update to IFRS 9 includes guidance on financial liabilities and derecognition of financial instruments.

In November 2013, the IASB issued a new general hedge accounting standard, which forms part of IFRS 9 Financial Instruments (2013). The new standard includes a new general hedge accounting standard which will align hedge accounting more closely with risk management. This standard does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce more judgment to assess the effectiveness of a hedging relationship. A tentative mandatory effective date of January 1, 2018 has been selected and the date is still subject to confirmation and enactment. Early adoption is permitted. The Company is presently evaluating the impact of adopting this standard.

RISKS AND UNCERTAINTIES

The risks and uncertainties are discussed within the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities, the Company’s Short Form Base Shelf Prospectus filed on February 12, 2013, and the Company’s Prospectus Supplement filed on April 8, 2014.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

INTERNAL CONTROLS

Disclosure Controls and Procedures

Management is responsible for the information disclosed in this MD&A and has in place the appropriate information systems, procedures and controls to ensure that information used internally by management and disclosed externally is, in all material respects, complete and reliable.

For the six months ended June 30, 2014, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

The disclosure controls and procedures are evaluated annually through regular internal reviews which are carried out under the supervision of, and with the participation of, the Company’s management, including the Chief Executive Officer and Chief Financial Officer.

Internal Control over Financial Reporting

For the six months ended June 30, 2014, the Chief Executive Officer and Chief Financial Officer certify that they have designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal controls over the financial reporting that occurred during the six month period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting. Internal control over financial reporting, no matter how well designed, has inherent limitations and can only provide reasonable assurance, not absolute assurance, with respect to the preparation and fair presentation of published financial statements and management does not expect such controls will prevent or detect all misstatements due to error or fraud. The Company is continually evolving and enhancing its systems of controls and procedures.

Under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, management performs regular internal reviews and conducts an annual evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992).

OTHER INFORMATION

Additional information regarding the Company is included in the Company’s Annual Information Form and Annual Report on Form 40-F, which are filed with the SEC and the provincial securities regulatory authorities, respectively. A copy of the Company’s Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the SEC’s website at www.sec.gov.

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

NON-IFRS MEASURES

This MD&A refers to cash cost per ounce, adjusted net income, EBITDA and adjusted EBITDA which are not recognized measures under IFRS. Such Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. Management uses these measures internally. The use of these measures enables management to better assess performance trends. Management understands that a number of investors, and others who follow the Company’s performance, assess performance in this way. Management believes that these measures better reflect the Company’s performance and are better indications of its expected performance in future periods. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

2013 was a transition year for the Company as it was sinking the shaft and completing related infrastructure at the same time it was developing and transitioning to mining the Offset zone. As a result, the 2013 financial results would not be directly comparable to the prior or future years.

The following tables reconcile these non-IFRS measures to the most directly comparable IFRS measures:

Cash Cost Per Ounce of Palladium

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. The Company believes that providing cash cost per ounce allows the ability to better evaluate the results of the underlying business of the Company.

Cash cost per ounce include mine site operating costs such as mining, processing, administration and royalties, but are exclusive of depreciation, amortization, reclamation, capital and exploration costs. Cash cost per ounce calculation is reduced by any by-product revenue and is then divided by ounces sold to arrive at the by-product cash cost per ounce of sales. This measure, along with revenues, is considered to be a key indicator of a Company’s ability to generate operating earnings and cash flow from its mining operations.

The Company’s primary operation relates to the extraction of palladium metal. Therefore, all other metals extracted in conjunction with the palladium metal are considered to be a by-product credit for the purposes of the cash cost calculation.

Reconciliation of Palladium Cash Cost per Ounce

	For the three months ended					For the six months ended June 30
(expressed in thousands of dollars except ounce and per ounce amounts)	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013	2014	2013
Production costs including overhead	$30,355	$29,735	$31,153	$21,663	$25,701	$60,090	$54,642
Smelting, refining and freight costs	4,130	4,183	3,864	2,922	3,406	8,313	7,208
Royalty expense	2,184	2,074	1,669	1,464	892	4,258	3,401
Mine restoration costs, net of insurance recoveries	—	—	—	1,214	(268)	—	49

Operational expenses	36,669	35,992	36,686	27,263	29,731	72,661	65,300
Less by-product metal revenue	14,103	14,639	12,425	10,703	11,142	28,741	27,018

	$22,566	$21,353	$24,261	$16,560	$18,589	$43,920	$38,282

Divided by ounces of palladium sold	40,716	39,485	35,206	27,370	32,620	80,201	72,380
Cash cost per ounce (CDN$)	$554	$541	$689	$605	$570	$548	$529
Average exchange rate (CDN$1 – US$)	0.92	0.91	0.90	0.96	0.99	0.91	0.99

Cash cost per ounce (US$), net of by-product credits	$510	$492	$620	$581	$564	$498	$524

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Adjusted EBITDA

The Company believes that EBITDA and Adjusted EBITDA are valuable indicators of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

EBITDA excludes the impact of the cost of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.

Other companies may calculate EBITDA differently. Adjusted EBITDA is a non-IFRS financial measure, which excludes the following from loss: income and mining tax expense; interest expense and other costs, net; depreciation and amortization; exploration; loss (income) from discontinued operations; mine start-up and closure costs; asset impairment charges and insurance recoveries; one-time costs (mine restoration costs due to flood and retirement payments); and, foreign exchange loss (gain).

	For the three months ended					For the six months ended June 30
($000s)	June 30 2014	March 31 2014	December 31 2013	September 30 2013	June 30 2013	2014	2013
Loss and comprehensive loss from continuing operations for the year	$(9,957)	$(26,666)	$(11,746)	$(5,324)	$(26,268)	$(36,623)	$(31,625)
Income and mining tax recovery	—	—	(2,157)	—	—	—	—
Interest and other income	(2,687)	(21)	(223)	(214)	(2,179)	(2,400)	(1,532)
Interest expense and other costs	16,010	13,282	1,183	2,536	2,006	28,984	3,184
Financing costs	4,348	4,036	652	677	2,318	8,384	2,399
Loss on extinguishment of debt	—	—	—	—	11,035	—	11,035
Depreciation and amortization	8,174	10,368	6,274	6,144	7,004	18,542	13,089

EBITDA	$15,888	$999	$(6,017)	$3,819	$(6,084)	$16,887	$(3,450)
Exploration	1,891	768	1,360	3,874	2,192	2,659	7,032
Insurance recoveries, net of mine restoration costs and retirement payments	—	—	—	(1,214)	268	—	(49)
Inventory price adjustment	—	—	675	—	—	—	—
Foreign exchange loss (gain)	(7,335)	7,976	5,351	(3,290)	4,495	641	5,317

Adjusted EBITDA	$10,444	$9,743	$1,369	$3,189	$871	$20,187	$8,850

SECOND QUARTER REPORT 2014

North American Palladium Ltd.

Adjusted net income

The Company uses this measure internally to evaluate the underlying operating performance of the Company for the reporting periods presented. Providing adjusted net income allows the reader the ability to better evaluate the results of the underlying business of the Company.

Adjusted net income is a Non-IFRS financial measure, which excludes the following from loss: exploration; income from discontinued operations; mine start-up costs and closure costs; asset impairment charges and insurance recoveries; mine restoration costs due to flood and retirement payments; foreign exchange loss; loss on extinguishment of debt; loss in investments held for trading; and, financing costs.

	Three months ended June 30		Six months ended June 30
($000s)	2014	2013	2014	2013
Loss and comprehensive loss for the year	$(9,957)	$(26,268)	$(36,623)	$(29,116)
Exploration	1,891	2,192	2,659	7,032
Income from discontinued operations	—	—	—	(2,509)
Mine restoration costs, net of (insurance recoveries) and retirement payments	—	268	—	(49)
Foreign exchange loss	(7,335)	4,495	641	5,317
Loss on extinguishment of debt	—	11,035	—	11,035
Financing costs	4,348	2,318	8,384	2,399
Loss on investments held for trading	373	844	373	844
Legal settlement	1,000	—	1,000	—

Adjusted net income (loss)	$(9,680)	$(5,116)	$(23,566)	$(5,047)

SECOND QUARTER REPORT 2014